sodastream

your home soda factory

Investor Presentation

Daniel Birnbaum
Chief Executive Officer

January 2011

sodastream

Safe Harbor Statement

This presentation contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our home beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

sodastream

Stock summary

Company:	SodaStream International Ltd.
Ticker / Exchange:	"SODA" / NASDAQ
Stock Price:	$30.67 (as of January 7, 2011)
52wk Range (Low/High)	$23.15 - $43.88
Market Cap	$566 million
Shares Outstanding	18.5 million shares as of January 7, 2011 (20.3 million on a fully diluted basis)

<u>IPO Summary</u>

Date of Initial Trading:	Wednesday, November 3, 2010
Offering Size:	$125.3 million in gross proceeds
Initial Offering Price Per Unit:	$20.00
Use of Primary Proceeds	Repay debt, fund construction of new manufacturing facility, other general corporate purposes, including working capital
Managers:	J.P. Morgan
	Deutsche Bank Securities
Co-Managers:	William Blair & Company
	Oppenheimer & Co.
	Stifel Nicolaus Weisel
	Roth Capital Partners

Our mission

SodaStream seeks to revolutionize the beverage industry by providing a better alternative and environmentally friendly way for consumers to prepare their own refreshing carbonated drinks.

sodastream

Investment highlights

- World leader in manufacturing and distribution of home carbonation systems; 4 million users in 39 countries with over 40,000 points of sale
- Early stages of U.S. launch with growing momentum
- Capitalizes on key consumer mega-trends: environment, wellness, value
- Strong Y/Y increase of 50% revenue and 160% net income in first 9 months 2010
- Attractive razor/razor blade business model
- Distinct operational capabilities and barriers to entry
- Highly experienced and entrepreneurial management team

sodastream

Highly experienced and entrepreneurial management team

Name	Years of experience	Prior company experience
 **Daniel Birnbaum** Chief Executive Officer	25 years	Procter & Gamble Nike Pillsbury
 **Daniel Erdreich** Chief Financial Officer	25 years	KPMG Comtech RiT
 **Yonah Lloyd** Executive Director of International Projects and Corporate Communications	20 years	IDT Net2Phone Cupron
 **Asaf Snear** Head of Global Marketing	16 years	Nike Young & Rubicam
 **Gerard Meyer** President of SodaStream USA	19 years	Kraft Foods Campbell Soup Co.
 **Tali Haim** Head of Global Business Development	10 years	Shonfeld's USA
 **Yossi Azarzar** Director of Global Operations	23 years	Intel McDonald's
 **Eyal Shohat** General Counsel and Corporate Secretary	11 years	Fruitarom Industries
 **Rachelle Ostro** Director of Global Human Resources	13 years	Robomatix

sodastream

Compelling consumer benefits

- **Convenient**
  - No heavy bottles to carry from the store; saves space; no return of "empties"
- **Environmentally friendly**
  - Avoids pollution caused by the production, packaging and transport of bottles
  - Helps reduce the billions of bottles and cans that go to landfill
- **Cost effective**
  - Saves up to 70% for carbonated drinks; less waste due to hermetically sealed bottle
- **Promotes health and wellness**
  - Flavors contain no high fructose corn syrup, fewer carbohydrates, fewer calories compared to popular soft drink brands; diets contain Splenda®, All-Natural flavors
  - Promotes increased water hydration
- **Customizable**
  - Prepare beverages the way you like them
- **Fun and easy to use**

sodastream

Vast global market opportunity

Carbonated Beverages
$233 billion[1]


Diet Coke
PEPSI
mist

Carbonated soft drinks
$206 billion[1]


isklar

Sparkling water
$27 billion[1]

Source: Datamonitor (2008)
[1] Off-premise beverage consumption

sodastream

A complete carbonation system


BLUE
sodastream
sodastream

Soda makers:

- Large variety of designs and price points
- Durable and easy to use

+

Carbonating bottles:

- Transparent, high-pressure resistant
- Reusable
- Hermetically-sealing cap
- BPA-free

+

CO_2 cylinders:

- Numerous sizes (up to 130 liters carbonated water per refill)
- Consumers exchange empty cylinders for full ones at retail locations or via internet/phone

+

Flavors:

- Full range of regular and diet soft drink flavors, mixers and energy drinks
- Less sugar and carbs than leading brands
- Healthy & "functional"

Consumables generate sustainable, long-term value

Soda makers	Consumables			Value (4 years)
$48	$67	$11	$44	
	 +	 +		= $122
	Exchangeable CO_2 cylinders	Carbonation bottles	Flavors	

Attractive business model driven by recurring purchases of high-margin consumables

Note: Based on average estimated 4-year value from consumer; assumes USD/EUR exchange rate of 1.3601

sodastream

Razor/razor blade business model

Soda makers sold (In thousands)



1,400
1,200
1,000
800
600
400
200
0
730
877
1,057
672
1,210
2007
2008
2009
9M 2009
9M 2010
% growth
20.1%
20.5%
80%

Illustrative annual consumable purchases



3 units | 4 units | 1 unit

Market development case study:
Swedish unit sales volume



Soda makers
CO2 refills
Qty000
1,800
1,500
1,200
900
600
300
0
46
31
67
156
95
342
259
580
340
1,048
203
1,445
2004
2005
2006
2007
2008
2009

sodastream

Strategy

Grow installed base

- **Product development**
  - Enhanced features and designs
- **Consumer awareness & demand**
  - Brand-building activities – PR, advertising, in-store demonstrations
- **New geographies**
  - Focus on U.S. opportunity

Cultivate users for life

- **Accessibility of consumables**
  - Reaching mass market & multi-channel coverage
- **Loyalty marketing**
  - Referrals, membership programs & incentives, user ambassadors
- **Innovative product offerings**
  - Continual introduction of new and on-trend flavors and natural CO_2
  - Upgrade programs & products

Growth via new product development

Soda Makers

Penguin, Fizz Chip™, ECO, Karim Rashid & others



Flavors

Natural, functional & local flavors, MyWater Essence



CO_2 & Bottles

Natural CO_2; Glass, limited edition bottles



Future Products

Office, Under-Sink, SodaStream Inside, Alu Bottle



Build consumer awareness & demand

- Build brand awareness & "heat"
  - Television & print advertising
  - Internet & affiliates
  - Controlled distribution / merchandising
  - PR & social media
  - Word of mouth
- Drive trial
  - In-store demonstrations, sampling
  - Point-of-sale videos
- Loyalty
  - Membership programs
  - More availability of consumables
  - Variety of great flavors


Det perfekta bubbelvattnet.
Doe je moeder haar eigen frisfabriek cadeau.
Daar heb je lekker zelf ook wat aan.
sodastream
Sodastream "Bontà Frizzante"
100% ingredienti naturali

sodastream

Ambassador Testimonial Video

This video will not be seen by online viewers of this presentation

Growth via market expansion

- SodaStream products sold in 39 countries, including 24 entered since 2007



Americas: 16%[1]
+157% Y/Y
Western Europe: 67%[1]
+38% Y/Y
CEMEA: 12%[1]
+39% Y/Y
Asia-Pacific: 5%[1]
+83% Y/Y

- Represents most significant market opportunity
- Historically strong market with growth accelerated by recent acquisition
- Highly popular in 1970s and 1980s with strong brand equity and recent relaunch
- High household penetration rates (~20%) with greater proportion of high-margin consumables
- Distributor markets with substantial opportunity
- Fastest growing market in CEMEA, with increasing sales from consumables

- Direct subsidiary (12)
- Distributor, pre-2007 (3)
- Distributor market entered since 2007 (24)

[1] Represents percentage of 1st 9 mo. 2010 sales

sodastream

Strong global retail presence

Germany



BRITA
SATURN
Wasserfilter
Keine

Strong global retail presence (cont'd)

Sweden



tvätt
Sodastream

Strong global retail presence (cont'd)

Sweden


SCANPART
SIEMENS
AGA
SAMSUNG
SIEMENS
Cylinda
GRAM
SCANPART
AEG
LG
Hotpoint
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat

Strong global retail presence (cont'd)

Italy


sodastream

sodastream

Strong global retail presence (cont'd)

Italy


sodastream
sodastream
sodastream
Earth Friendly

Strong global retail presence (cont'd)

Australia


sodastream

Strong global retail presence (cont'd)

Denmark


Glædelig
Jul
Nordens

Strong global retail presence (cont'd)

UK

HARVEY NICHOLS


Christmas
gifts
to please everyone


sodastream

Strong global retail presence (cont'd)

UK



Strong global retail presence (cont'd)

France


sodastream


sodastream

Strong global retail presence (cont'd)

Belgium


sodaclub

Strong global retail presence (cont'd)

United States

WILLIAMS-SONOMA


BED BATH &
TURN WATER INTO SODA IN SECONDS
sodastream
Genesis Soda Maker
99.99
TV
bedbathandbeyond.com
BEYOND


★★★★★ 4.9 OUT OF 5
"THE PENGUIN IS NOT ONLY FUN TO USE, BUT IT ACTUALLY ENDS UP BEING ECONOMICAL AND ECOLOGICAL (SINCE NOW WE'RE NOT BUYING BOTTLES AND BOTTLES OF SPARKLING WATER)."
–LOS ANGELES, CA



BED BATH & BEYOND

bloomingdale's


sodastream

Strong global retail presence (cont'd)

United States


macy's

U.S. retail presence (as of 12/20/10)


MANITOBA
ONTARIO
Regina
Winnipeg
Thunder Bay
Charlottetown
N.B.
Moncton
N.S.
Montréal
Ottawa
Toronto
Portland
Helena
MONTANA
N. DAK.
Bismarck
Duluth
OREGON
Boise
IDAHO
Sheridan
SOUTH DAKOTA
WYOMING
Boston
New York
Philadelphia
San Francisco
NEVADA
Salt Lake City
Omaha
Des Moines
UTAH
Denver
St. George
Kansas City
KANSAS
COLORADO
Wichita
Las Vegas
Virginia Beach
Atlantic Ocean
Los Angeles
San Diego
ARIZONA
Phoenix
NEW MEXICO
Pacific Ocean
Oklahoma City
ARKANSAS
Memphis
Charlotte
Savannah
Jacksonville
Jackson
ALABAMA
LOUISIANA
New Orleans
Houston
San Antonio
Hermosillo
Ciudad Obregón
Chihuahua
Hidalgo del Parral
Monclova
Culiacán
Saltillo
Linares
MEXICO
Gulf of Mexico
Tampa
Miami
Nassau
THE BAHAMAS

sodastream

Strong momentum in retail rollout

Select U.S. retail relationships

2010
BED BATH & BEYOND
Sears
Crate&Barrel
SHOPKO
le gourmet chef
KITCHEN COLLECTION

2009
Sur La Table
bloomingdale's
macy's
KOHL'S expect great things

2008
WILLIAMS-SONOMA

2010 Retail rollout – number of doors

	Q1	Q2	Q3	Q4	CO_2 refill
Bed, Bath and Beyond	—	—	30	950	✓
Macy's	125	230	450	450	
Sears	—	—	—	415	
Kohl's	300	300	300	300	
Williams-Sonoma	260	270	270	270	✓
Kitchen Collection	20	20	170	225	✓
Shopko	—	—	135	135	✓
Crate and Barrel	85	85	85	85	✓
Le Gourmet Chef	80	80	80	80	✓
Sur La Table	80	80	80	80	✓
Bloomingdale's	30	30	30	30	
Independents	275	375	450	675	✓
Other	100	110	250	330	✓
Total Doors	**1,355**	**1,725**	**2,475**	**4,025**	

sodastream

2010 Quarterly financial review

Revenue (€mm)



2009
2010
€120.0
€100.0
€80.0
€60.0
€40.0
€20.0
€0.0
21.5
30.2
24.3
38.5
27.7
42.0
73.5
110.7
Q1
Q2
Q3
9M

Growth:	Q1	Q2	Q3	9M
Total Group	*40.4%*	*58.3%*	*51.7%*	*50.6%*
Americas :	*98.5%*	*116.4%*	*245.4%*	*157.3%*

Note: December 31 fiscal year end

2010 Quarterly financial review



EBITDA (€mm)
2009
2010
€6.0
€5.0
€4.0
€3.0
€2.0
€1.0
€0.0
2.1
3.1
1.3
3.5
3.7
5.5
Q1
Q2
Q3 Adj.*
Growth:
47.6%
169.2%
50%

* Adjusted for discontinued management fees as per the Q3-2010 press release issued on Nov-29, 2010.

sodastream

Holiday Marketing Video

This video will not be seen by online viewers of this presentation

sodastream

sodastream

your home soda factory

sodastream